Issuer Free Writing Prospectus dated January 23, 2020

Relating to Preliminary Prospectus Supplement dated January 23, 2020 to Prospectus dated April 25, 2019

Registration No. 333-231038

Bancolombia S.A.
US$950,000,000 3.000% Senior Notes due 2025

Pricing Term Sheet
January 23, 2020

Issuer:	Bancolombia S.A.
Title of Security:	3.000% Senior Notes due 2025
Offering Format:	SEC-registered
Principal Amount:	US$950,000,000
Maturity Date:	January 29, 2025
Optional Redemption:

Make-whole Call: Prior to December 29, 2024 (the date that is one month prior to the maturity date), at T+25 bps

Par Call: On or after December 29, 2024 (the date that is one month prior to the maturity date)

Optional Redemption upon Tax Event:	The Issuer has the right to redeem the Notes in whole, but not in part, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest and Additional Amounts, if any, following the occurrence of a Tax Event.
Interest Payment Dates:	Each January 29 and July 29, commencing July 29, 2020
Yield:	3.154%
Coupon:	3.000% fixed rate per annum
Price to Public:	99.293%
Benchmark Treasury:	1.750% due December 31, 2024
Benchmark Treasury Price and Yield:	100-29 5/8; 1.554%
Spread to Benchmark Treasury:	+160 basis points
Pricing Date:	January 23, 2020
Expected Settlement Date:	January 29, 2020 (T+4)
CUSIP:	05968LAM4
ISIN:	US05968LAM46
Day Count:	30/360
Minimum Denominations:	US$200,000 x US$1,000
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange.
Expected Ratings*:	Baa2 (Moody’s) / BBB (Fitch)
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Manager:	Valores Banistmo, S.A.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement dated January 23, 2020.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

The securities are not intended to be sold and should not be sold to retail clients in the EEA, as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person. Prospective investors are referred to the section headed “Restrictions on marketing and sales to retail investors” on page i of the Preliminary Prospectus Supplement for further information.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, the documents incorporated by reference therein, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it from Citigroup Global Markets Inc. at (800) 831-9146 or J.P. Morgan Securities LLC at (866) 846-2874.

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